May 25, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (334) 887-2772

Wayne Alderman
Director of Financial Operations
Auburn National Corporation
100 N. Gay Street
Auburn, Alabama 36830


Re:	Auburn National Corporation
	Form 10-K filed March 31, 2005
	File No. 0-26486

Dear Mr. Alderman:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Note (1)(e). Summary of Significant Accounting Policies - Loans - page 52

1. We refer to the statement that interest on loans is credited to income using the simple interest method. In this regard, explain to us the basis for using this method to record interest instead of the effective interest method prescribed by paragraph 19 of SFAS 91 computed by calculating a constant effective yield.

*	*	*




Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Wayne Alderman
Auburn National Corporation
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